Filed Pursuant to Rule 433

Registration No. 333-158663

Accelerated Return Notes® (ARNs®) are Market-Linked Investments designed to give you the opportunity to realize enhanced returns without taking on a similarly enhanced level of market risk. ARNs are debt securities of an issuing company that are linked to a market measure, such as the S&P 500, or to a specific asset, such as a stock, currencies or gold.

If held to maturity, ARNs may return a multiple (typically 3x) of any increase in value of the underlying market measure or asset, up to a stated cap, while bearing one-to-one downside exposure to any decrease. You must be willing to have principal at risk from the date of purchase to maturity. Like other corporate bonds, ARNs are also subject to issuer credit risk.

    ARNs are available in $10 increments (a minimum purchase of $1,000 required) with maturities ranging from six to 24 months. ARNs can be purchased in new-issue offerings or in the secondary market. They are registered with the Securities and Exchange Commission and may be listed on NYSE Arca and other public exchanges. ARNs can express a bullish or bearish view, with the

Payout Profile Shown here are some hypothetical payouts at maturity for ARNs linked to the S&P 500. They feature 3x enhanced participation in the increase in the S&P 500 and a 20% cap on returns.

positive returns on bearish ARNs based on a multiple of the percentage decline of the underlying asset.

How can ARNs play a role in my investment strategy?

ARNs are designed to complement your core traditional equity and exchange-traded fund holdings. They may be especially effective in low-return environments because of their potential to enhance returns without tying up additional capital and forcing you to take on leveraged downside market risk. If you already have exposure to a variety of asset classes, such as large- and small-cap stocks and different types of commodities and currencies, ARNs provide a way to diversify your vehicles for holding those asset classes, increasing the likelihood that your portfolio will perform well in more types of market conditions.

What advantages do ARNs provide?

¢ Opportunity for enhanced return. At maturity, you will generally receive

Hypothetical information is not a projection of future returns.

IMPORTANT NOTICE This Investor Education Guide provides an overview of ARNs only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal, or tax advisors before investing.

Prior to selling any particular ARN, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this Investor Education Guide. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

three times any positive return of the linked market measure or asset, up to a stated cap on that upside. For example, if the ARNs you’ve selected come with a 3x upside and a cap of 60%, the maximum gain in the underlying asset you will benefit from is 20%. The positive returns of bearish ARNs can be up to five or even more times the percentage decline of the linked asset.

■ Diversification. ARNs provide an alternative means of exposure to a wide variety of asset classes.

■ Simplification. Because Market-Linked Investments such as ARNs offer investors a single packaged solution, they can reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

■ Complement to a long-term strategy.

As investments of relatively short maturity, ARNs may provide a way to enhance returns quickly in sluggish or moderate markets and keep you on track toward meeting long-term financial objectives.

What risks do ARNs carry?

■ Poor market performance. If the linked asset performs poorly, you could experience lower returns than anticipated and lose some or all of your principal.

■ Lower returns. Because returns are limited by the stated cap, if the underlying asset performs well, your returns could be lower than they would be for a direct investment. You will not receive any dividends, interest payments or other distributions from the linked asset. In addition, depending on underlying market performance, your ARNs may have lower returns than other bonds or traditional investment securities.

■ Limited liquidity. A secondary market may or may not develop for ARNs, so you may not be able to sell them prior to maturity. And if you are able to sell them on the secondary market, you may receive less than you paid.

■ Credit risk. If the issuing company goes bankrupt or is unable to pay its debts, you could lose your full investment, even if the underlying asset or market measure is performing well. ARNs are unsecured and are not backed by FDIC insurance or other governmental support.

■ Tax consequences. The appreciation on ARNs is taxed as capital gains.

What are the charges I pay when purchasing an ARN, and how does Merrill Lynch benefit?

Part of the $10 you pay for every new-issue ARN unit goes to the Financial Advisor selling you the investment and to cover the purchase of the underlying instruments that make it possible. For example, if these fees total $0.20, the actual unit will be worth $9.80 on the day of purchase. If you buy or sell ARNs on the secondary market, you pay transaction costs similar to what you pay for traditional debt securities.

    The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the ARNs. When ARNs are issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.■

MERRILL LYNCH OFFERS A VARIETY OF MARKET-LINKED INVESTMENTS IN FOUR BASIC CATEGORIES...
MARKET DOWNSIDE PROTECTION Offer exposure to the upside performance of the linked market measure or asset with no or only partial exposure to declines. Payments remain subject to issuer credit risk.	MARKET ACCESS May offer access to markets not even available through the other categories. Usually have one-to-one upside and downside exposure similar to a direct investment in the linked asset.

      ENHANCED INCOME

Offer periodic, variable or fixed interest payments with an added payout at maturity based on the performance of the linked asset. Generally offer no or limited market downside protection.

ENHANCED RETURN Offer the potential to receive better-than-market returns if the linked asset performs well, up to a cap. Generally offer no or limited market downside protection.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) and other subsidiaries of Bank of America Corporation. Investment products provided:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Accelerated Return Notes® and ARNs® are registered service marks of Bank of America Corporation. MLPF&S is a registered broker-dealer, Member SIPC and a wholly owned subsidiary of Bank of America Corporation.

© 2010 Bank of America Corp. All rights reserved.	AR75Z262 308408PM-1110